                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                           HORIZON HEALTH CORPORATION
            -------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
            -------------------------------------------------------
                         (Title of Class of Securities)

                                  440 41Y 10 4
                                 (CUSIP Number)

                           Herschel S. Weinstein, Esq.
                   Dornbush Mensch Mandelstam & Schaeffer, LLP
                                747 Third Avenue
                               New York, NY 10017
                                 (212) 759-3300
            --------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 5, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such shares). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided on a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


CUSIP NO.   440 41Y 104                               Page   2   of   5   Pages
            -----------                                     ---      ---


-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Joseph A. Cohen
     ###-##-####

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*     (a)  / /
                                                         (b)  /X/

-------------------------------------------------------------------------------
 (3) SEC USE ONLY
-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     WC, PF, 00
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OR ORGANIZATION

     USA
-------------------------------------------------------------------------------
NUMBER OF                  (7) SOLE VOTING POWER
  SHARES                       432,300
BENEFICIALLY              -----------------------------------------------------
 OWNED BY                  (8) SHARED VOTING POWER
   EACH                        97,000
 REPORTING                -----------------------------------------------------
  PERSON                   (9) SOLE DISPOSITIVE POWER
   WITH                        432,300
                          -----------------------------------------------------
                          (10) SHARED DISPOSITIVE POWER
                               97,000
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     529,300
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.3%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION


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             This statement constitutes Amendment No. 1 to the Statement on
             Schedule 13D filed with the Securities and Exchange Commission by Joseph A. Cohen (the "Filing Person"). The Schedule 13D, as amended, is referred to herein as the "Schedule 13D." This statement is being filed as a result of a material increase in the percentage ownership of securities of Horizon Health Corporation held by the Filing Person.

Item 4.      Purpose of the Transaction
             --------------------------

             The Filing Person has acquired the Common Stock for investment purposes. Subject to availability at prices deemed favorable, the Filing Person, for investment purposes, may purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise.

             The Filing Person may dispose of the shares of Common Stock held by him, directly or indirectly, in the open market, in privately negotiated transactions or otherwise.

             Except as set forth above, the Filing Person has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.      Interest in Securities of the Issuer
             ------------------------------------

             Item 5 is amended and supplemented as follows:

(a) - (b)    Items 7-11 and 13 of the cover page of this Schedule 13D
             which relate to the beneficial ownership of shares of Common Stock by the Filing Person are incorporated by reference in response to this item.

             As of August 6, 1998, the Filing Person beneficially owned, within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, 529,300 shares of Common Stock of the Company, representing 7.3% of the Company's Common Stock. Such percentage was determined based upon the number of shares of Common Stock outstanding as reported on the Company's Quarterly Report on Form 10-Q for the quarterly period ended May 31, 1998.

             The Filing Person has sole power to vote (or to direct the vote of) and sole power to dispose of (or to direct the disposition of) 432,300 shares of Common Stock of the Company, comprised of 432,300 shares owned by Trefoil Garnet Capital Partners, L.P., a Delaware limited partnership ("Trefoil"). The Filing Person serves as the President and is a shareholder of Garnet Capital Holdings, Inc., a Delaware corporation which is the general partner of Trefoil.

             The Filing Person has shared power to vote (or to direct the vote of) and to dispose of (or direct the disposition of) an aggregate of 97,000 shares of Common Stock of the Company, comprised of 97,000 shares owned by various individuals, corporations and

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             other entities through which the Filing Person indirectly possesses the power to vote or dispose of such shares of Common Stock. In accordance with Rule 13d-3, the Filing Person may be deemed to be the beneficial owner of the 97,000 shares of Common Stock owned by such persons. Pursuant to Rule 13d-4, the Filing Person expressly disclaims that he is the beneficial owner of certain of such shares.

       (c) The following sets forth certain information concerning transactions in the Common Stock by the Filing Person (either directly or indirectly through individuals, corporations and other entities through which the Filing Person possesses the power to vote or dispose of shares of Common Stock) during the 60 days prior to the date of this statement. Each transaction is a purchase in the open market:


                                                              Date of                 No. of          Price per
Name of Person Effecting Transaction                        Transaction               Shares            Share
------------------------------------                        -----------               ------          ----------

Trefoil Garnet Capital Partners, L.P.                         08/05/98               100,000            5.125
Trefoil Garnet Capital Partners, L.P.                         08/06/98                25,000            5.625


(d) - (e) Not applicable.

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                                    SIGNATURE



             After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:       August 10, 1998



                                                             /s/Joseph A. Cohen
                                                             ------------------